BERUSCHI & COMPANY
Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: admin@beruschi.com

March 4, 2002

02015875

02 MAR 14 AM 8:03

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs:

SUPPL

Re: Auterra Ventures Inc. (the "Issuer")
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-4653

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since December 11, 2001:

A. Copy of Yukon Annual Return as at February 12, 2002.

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

B. Annual General Meeting;

- copy of Advance Notice of Annual General Meeting

C. Unaudited Financial Statements and accompanying Quarterly Report

- copy of unaudited financial statements for the period ended November 30, 2001 with relevant Quarterly report on BC Form 51-901F.

D. Copy of news release issued during the relevant period.

E. Copies of BC Form 53-901F filed with the British Columbia and Alberta Securities Commissions.

F. Copy of Canadian Venture Exchange letter of approval.

dlw 3/14

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

Enclosures

82-4653

BUSINESS CORPORATIONS ACT (YUKON)

ANNUAL RETURN

02 MAR 14 AM 8:03

1. Corporation Name: AUTERRA VENTURES INC.

2. Corporate Access Number: 28611

3. Corporation's registered office address is:

   501 - 905 West Pender Street
   Vancouver, BC V6C 1L6

4. This report contains information as at: February 12, 2002

5. Corporation's registration date in the Yukon: February 12, 2001

6. Names and addresses of the Directors are:

   Raymond Roland
   305 – 1132 Haro Street
   Vancouver, BC V6E 1C9

   Tom Torrance
   202 - 3288 Capilano Crescent
   North Vancouver, BC V7R 4H7

   Vic Berar
   8291- No. 4 Road
   Richmond, BC V6Y 2T7

   Stephen Kenwood
   2073 - 149th Street
   Surrey, BC V4A 8L4

7. The names, addresses and office held of the Officers are:

   Raymond Roland
   305 – 1132 Haro Street
   Vancouver, BC V6E 1C9

   President, CEO, CFO

   David Beruschi
   310 5th Street East
   Revelstoke, BC V0E 2S0

   Secretary

8. All filings required by the *Business Corporations Act* (Yukon) have been made relating to any change in:

   (a) Directors,
   (b) Registered Office Address,
   (c) Attorney(s) Address(es),
   (d) The constating documents of the Corporation.

DATED this 12th day of February, 2002.

[signature]
Authorized Signatory

President
Title

82-4653

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the following Companies will be held on the dates set opposite their respective names:

Auterra Ventures Inc.	-	August 30, 2002
Ballad Ventures Ltd.	-	June 28, 2002
Buck Lake Ventures Ltd.	-	June 28, 2002
Cora Resources Ltd.	-	June 27, 2002
Maximum Ventures Inc.	-	March 28, 2002
Montoro Resources Inc.	-	February 21, 2002
Pacific Topaz Resources Ltd.	-	May 31, 2002
Pierre EnTerprises Ltd.	-	September 30, 2002
Primo Resources International Inc.	-	February 28, 2002
Totally Hip Software Inc.	-	February 26, 2002
Ventir Challenge Enterprises Ltd.	-	November 29, 2002

An item of business at each of the foregoing Annual General Meetings will be the election of Directors for the ensuing year.

The word "Company" or "Companies" in this Notice should be read as referring to each Company individually.

Members holding in the aggregate not less than 10% of the outstanding shares of the Company having the right to vote at the Meeting are invited to make written nominations for Directors of the Company. If any nomination so made is delivered to the registered office of the Company at #501 - 905 West Pender Street, Vancouver, British Columbia, not less than 35 days before the date of the Meeting, accompanied by the information as to the nominee required by law to be furnished in the Information Circular, the Company will include the name of the nominee in the Form of Proxy and the information as to the nominee in the Information Circular to be sent by management of the Company for the purposes of the Meeting.

A person may be disqualified from becoming or acting as a director by Section 114 of the Company Act.

The Company Act also provides that no election of a person as a director is valid unless he consented to act as a director in writing before his election, or if elected at a meeting, he was presented and did not refuse at the meeting to act as a director.

This Advance Notice of Annual General Meetings is jointly published by the foregoing Companies solely for the purpose of reducing the cost of publication. Accordingly, it should not be read as indicating that the Companies are related or associated in any manner whatsoever.

DATED at Vancouver, British Columbia, this 18th day of December, 2001.

BY THE ORDER OF THE BOARD OF DIRECTORS OF EACH RESPECTIVE COMPANY

82-4653

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: ___X___ **Schedule A**

___X___ **Schedule B & C**

ISSUER DETAILS

NAME OF ISSUER:	AUTERRA VENTURES INC.
ISSUER ADDRESS:	# 501-905 West Pender Street, Vancouver, BC
ISSUER TELEPHONE NUMBER:	(604) 669-5819
CONTACT PERSON:	Raymond Roland
CONTACT POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 669-5819
CONTACT EMAIL ADDRESS:	news@auterraventures.com
WEB SITE ADDRESS:	www.auterraventures.com
FOR QUARTER ENDED:	November 30, 2001
DATE OF REPORT:	January 28, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

RAYMOND ROLAND	*"Raymond Roland"*	1/28/2002
Name of Director		Date Signed
VIC BERAR	*"Vic Berar"*	1/28/2002
Name of Director		Date Signed

02 MAR 14

AUTERRA VENTURES INC.
QUARTERLY REPORT
November 30, 2002

Schedule A: Financial Information
- See consolidated financial statements attached

Schedule B: Supplementary Information

1. Analysis of expenses and deferred costs

For the current fiscal year-to-date:

General and Administrative

- See financial statements attached

Deferred exploration costs	AR Claims Yukon	Auterra Properties	Haines Gabbro Property	Total
Balance, February 28, 2001	$ 75,599	$ 247,203	$ -	$ 322,802
Deferred exploration and development costs				
Concession fee	-	308	-	308
Geological consulting	14,953	-	-	14,953
Equipment rental	5,569			5,569
November 30, 2001	$ 96,121	$ 247,511	-	$ 343,632
Exploration advance	-	-	83,594	83,594
	$ 96,121	$ 247,511	$ 83,594	$ 427,226

2. *Related party transactions*

- See Note 4 to the financial statements attached

3. *Summary of securities issued and options granted during the quarter*

a) Securities issued during the quarter ended November 30, 2001:

Date of Issue	Type	Number of Shares Issued	Price per Share	Total Proceeds	Type of Consideration	Commission
Oct. 23, 2001	Exercise of warrants	5,000	$0.18	$ 900	Cash	N/A
Nov. 09, 2001	Exercise of warrants	11,667	$0.18	$ 2,100	Cash	N/A

AUTERRA VENTURES INC.
QUARTERLY REPORT
August 31, 2001

Schedule B: Supplementary Information - Page 2

b) Options granted during the quarter ended November 30, 2001: Nil

4. *Summary of securities as at the end of the reporting period:*

a) Authorized share capital - 50,000,000 common shares without par value.

b) A total of 7,861,090 shares have been issued for a total of $2,337,934.

c) Options, warrants and convertible securities outstanding as of November 30, 2001:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Options	20,000	$0.15	December 31, 2001
Options	366,000	$0.15	February 2, 2002
Options	388,442	$0.225	October 3, 2002
Warrants	266,667	$0.175	January 18, 2002
	3,316,666	$0.18	May 5, 2002

5. *List of directors and officers:*

R.Roland	Director/President
T. Torrance	Director
S. Kenwood	Director
V.Berar	Director
D.Beruschi	Corporate Secretary

Schedule C: Management Discussion

- See Attached

Schedule "C"- Management Discussion

AUTERRA VENTURES INC.
QUARTERLY REPORT
November 30, 2001

NATURE OF BUSINESS AND LIQUIDITY

Auterra Ventures Inc. is a venture capital company with a mineral exploration business. As all of Auterra's mineral property interests are in the exploration stage, it has no current operating income or cash flow.

RESULTS OF OPERATIONS

Auterra incurred a net loss of $83,761 for the nine-month period ended November 30, 2001 as compared to a loss of $192,842 for the comparative period in 2000.

RESOURCE PROPERTY INTERESTS

Cairn Gold Properties—British Columbia, Canada

The Cairn Property consists of 4 Crown Granted Mineral Claims covering a total of 83.2 hectares. The Cairn Property is located approximately 4 km west of the Kemess North Gold/Copper Deposit and 8 km northwest of the Kemess South Copper/Gold Mine in the Toodoggone Mining District of north-central British Columbia. The Kemess North Deposit is now reportedly held by Northgate Exploration Ltd. The Kemess Mine was formerly owned by Royal Oak Mines. The Cairn Property is considered to be highly prospective for gold-copper mineralization similar to the Kemess North Deposit. Royal Oak Mines attempted to acquire an interest in the Cairn Property in1999. Negotiations with Royal Oak Mines were terminated when Royal Oak was unable to meet with Auterra's terms.

In August 1999, Auterra entered into a joint venture agreement with Cora Resources Ltd. for the joint venture development of the Cairn Property. The joint venture provides that upon Cora expending $300,000 in exploration and development costs over a 3-year period it will earn a 50% interest in the Cairn Property.

Subsequently to the quarter Auterra and Cora are renegotiating this joint venture agreement to grant Cora Resources Ltd. an option for interest in Cairn Property.

Castle Mountain Property - North Toodoggone, British Columbia, Canada

The Castle Mountain Copper, Silver, Lead, Zinc Property consists of 4 Crown Granted Mineral Claims totalling approximately 83 hectares and is located in the Toodoggone Mining District approximately 1km south of the former Baker Mine. The Castle Mountain Property is located near several significant mineral deposits including the Shasta Deposit and the Lawyers Deposit. The Castle Mountain Property is believed to have significant potential as a polymetallic carbonate replacement (skarn) exploration target, as well as an industrial mineral (limestone) producer.

Golden Eagle Gold Property—Vancouver Island, British Columbia, Canada

The Golden Eagle Gold Property is a Crown Granted Mineral Claim totalling 20.9 hectares located in the Headwater area of China Creek approximately 21 km southeast of Port Alberni on Vancouver Island. The area contains various mineral occurrences and many past-producing gold mines. The Golden Eagle Gold Property covers several historical and recently discovered gold bearing quartz veins with high gold values. Based on

these favourable historical and recent exploration results, Auterra believes that the Golden Eagle Gold Property has the potential to host a structurally controlled, vein hosted gold deposit.

Auterra holds three additional Crown Granted Mineral Claims also located on Vancouver Island. These three claim groups total 58.35 hectares and are currently in the grassroots stage of exploration.

AR Platinum Palladium Property—Yukon, Canada

The AR Platinum Palladium Property consists of 61 claim units located on the eastern slopes of the Kluane Range, in south-western Yukon. The AR Platinum Palladium Property is in the Wrangella Terrane which is also known as the Kluane Mafic – Ultramafic Belt. It is known to contain mafic-ultramafic intrusions containing Platinum Group Elements (PGE), copper and nickel mineralization. Geologists believe the AR Property to be an excellent exploration target with the potential to host an economic PGE deposit.

The Kluane Mafic-Ultramafic Belt contains PGE mineralization such as the Wellgreen and the Linda PGE-Ni-Cu Deposits. The Wellgreen and the Linda PGE-Ni-Cu Deposits are situated within the Kluane Mafic-Ultramafic Belt.

In September 2000 Auterra entered into a joint venture agreement with Cabin Creek Resource Management Inc., a private company, to acquire an interest in the AR Platinum Palladium Property. Under the joint venture agreement, Auterra has the right to earn a 70% undivided interest in the AR Property by making cash payments to Cabin Creek totalling $185,000 over a 5-year period, and issuing 100,000 common shares of Auterra. Auterra must also fund exploration costs of $250,000 over a period of 5-years.

Haines Gabbro Platinum Palladium Property—Ontario, Canada

During the nine months ended November 30, 2001, the Company advanced a total of $83,594 with respect to exploration and property costs regarding the Haines Gabbro Mineral Property. By letter dated May 25, 2001, between the Company and LMX, LMX agreed to assign its 50% interest in the Haines Gabbro Mineral Company Property to the Company.

LMX failed to complete the anticipated formal agreement. Accordingly, the Company considered the agreement to be repudiated by LMX, and subsequently obtained judgment to recover the funds.

MANAGEMENT

Mr. R. Roland, V. Berar, T. Torrance, and S. Kenwood P. Geo, are Directors of Auterra. Mr. Roland is President and Chief Executive Officer.

INVESTOR RELATIONS ACTIVITIES

Auterra Ventures Inc. has entered into an agreement with Ms. S. Haywood to provide corporate public relation services to Auterra on month-to-month basis. The agreement has been accepted for filing by the Canadian Venture Exchange.

OUTLOOK

Auterra is actively pursuing the possible further joint venture of its Cairn Gold Property with a mining company and has begun discussions relating thereto. The Cairn Gold Property has received considerable interest following recent exploration by Northgate Exploration. Auterra is actively exploring its AR Platinum Palladium Property in the Whitehorse mining district. The AR Property has received interest from several public and private companies interested in the joint development of the properties.

AUTERRA VENTURES INC.

FINANCIAL STATEMENTS

November 30, 2001 and 2000

(Unaudited – Prepared by Management)

AUTERRA VENTURES INC.

BALANCE SHEETS
November 30, 2001, and February 28, 2001

(Unaudited – Prepared by Management)

	November 30,2001	February 28,2001
ASSETS		
Current Assets		
Cash	$ 22,188	$ 52,915
Cash - restricted	-	44,820
Cash in trust	46	32,000
Account receivable	5,388	17,373
Mineral exploration tax credit recoverable	7,926	7,926
Prepaid expenses	23,927	25,025
Marketable securities	4,000	4,000
	63,475	184,059
Capital Assets	13,582	15,414
Mineral Properties, including deferred costs	343,632	322,802
Mineral Property advance – Note 3	83,594	-
	$ 504,283	$ 522,275
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 251,568	$ 188,799
Loan Payable (Note 2)	7,083	7,083
	258,651	195,882
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share Capital (Note 4)	2,337,934	2,334,934
Deficit	(2,092,302)	(2,008,541)
	245,632	326,393
	$ 504,283	$ 522,275

Approved on Behalf of the Board:

"Raymond Roland" — Director

"Vic Berar" — Director

The accompanying notes are an integral part of these financial statements.

AUTERRA VENTURES INC.

STATEMENT OF OPERATIONS AND DEFICIT

for the three and nine months ended November 30, 2001, and 2000
(Unaudited – Prepared by Management)

	YEAR-TO-DATE Nine-month period Ended November 30th		3rd QUARTER Three-month period Ended November 30th	
	2001	2000	2001	2000
General and Administrative Expenses				
Amortization	$ 2,012	$ 221	$ 506	$ 221
Consulting	1,250	-	-	-
Investor relations	6,250	-	6,250	-
Management fees	22,500	22,500	7,500	7,500
Office and miscellaneous	7,997	20,095	3,702	11,918
Professional fees, interest	26,610	125,794	578	39,981
Rent	10,800	10,800	3,600	3,600
Transfer agent and filing fees	5,311	10,644	1,666	1,920
Travel, promotion and auto	1,857	3,105	612	1,806
Loss before other items	84,587	193,159	24,414	66,946
Other items:				
Interest income	(826)	(3,006)	(45)	(1,921)
Interest on long term debt	-	2,067	-	-
Property examination costs	-	622	-	-
Net loss for the period	83,761	192,842	$ 24,369	$ 65,025
Deficit, beginning of the period	2,008,541	1,784,874		
Deficit, end of the period	$ 2,092,302	1,977,716		
Loss per share	$ 0.01	$ 0.02	$ 0.00	$ 0.01

The accompanying notes are an integral part of these financial statements.

AUTERRA VENTURES INC.

STATEMENTS OF CASH FLOWS

for the three and nine months ended November 30, 2001 and 2000

(Unaudited – Prepared by Management)

	YEAR-TO-DATE Nine-month period Ended November 30th		3rd QUARTER Three-month period Ended November 30th	
	2001	2000	**2001**	2000
Operating Activities				
Net loss for the period	**$ (83,761)**	$ (192,842)	**$ (24,369)**	$ (65,025)
Add (deduct) items not affecting cash:				
Amortization	**2,012**	221	**506**	221
	(81,749)	(192,621)	**(23,863)**	(64,804)
Changes in non-cash working capital balances related to operations:				
Accounts receivable and prepaid expenses	**13,083**	26,594	**(523)**	(5,726)
Accounts payable	**62,769**	(211,045)	**49,611**	62,274
	(5,897)	(377,072)	**25,225**	(8,256)
Investing Activities				
Acquisition costs of mineral properties	**-**	(47,500)	**-**	(22,500)
Deferred exploration and development costs, net of mineral exploration tax credit	**(20,830)**	(20,961)	**(17,939)**	(20,653)
Mineral property advance	**(83,594)**	-	**-**	-
Purchase of capital assets	**(180)**	(11,337)	**-**	(11,337)
	(104,604)	(79,798)	**(17,939)**	(54,490)
Financing Activities				
Common shares issued for cash	**3,000**	731,600	**3,000**	22,500
Loan payable	**-**	(97,933)	**-**	(100,000)
	3,000	633,667	**3,000**	(77,500)
Increase (decrease) in cash during the period	**(107,501)**	176,797	**10,286**	(140,246)
Cash, beginning of period	**129,735**	15,939	**11,948**	332,982
Cash, end of the period	**$ 22,234**	$ 192,736	**$ 22,234**	$ 192,736
Cash and term deposit consists of:				
Cash	**$ 22,188**	$ 75,500	**$ 22,188**	$ 75,500
Cash - restricted	**-**	85,236	**-**	85,236
Cash in trust	**46**	32,000	**46**	32,000
	$ 22,234	$ 192,736	**$ 22,234**	$ 192,736

The accompanying notes are an integral part of these financial statements.

AUTERRA VENTURES INC.

NOTES TO THE FINANCIAL STATEMENTS

for the nine months ended November 30, 2001 and 2000

(Unaudited – Prepared by Management)

1. CONTINUED OPERATIONS

While the information presented in the accompanying financial statements is unaudited, it includes all adjustments, which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented.. These interim financial statements follow the same accounting policies and methods of their application as the Company's February 28, 2001 financial statements. It is suggested that these financial statements be read in conjunction with the Company's annual February 28, 2001 financial statements.

2. LOAN PAYABLE

The loan payable was unsecured and bore interest at the rate of eight percent (8%) per annum, compounded semi-annually, not in advance. The loan principal was repaid during the year ended February 28, 2001.

	Balance February 28, 2001 and November, 2001	Balance February 29,2000
Principal	$ -	$ 100,000
Accrued interest	7,083	3,350
	$ 7,083	$ 103,350

In consideration of the loan, the Company has agreed to issue 266,667 share purchase warrants. Each warrant is exercisable to acquire one (1) additional share of the Company's capital stock at a price of $0.175 per share on or before January 18, 2002. Subsequent to the period ended November 30, 2001 these warrants expired unexercised.

3. MINERAL PROPERTY ADVANCE

During the nine months ended November 30, 2001, the Company advanced a total of $83,594 with respect to exploration and property costs regarding the Haines Gabbro mineral property. By letter agreement dated May 25, 2001, between the company and LMX Resources Inc. ("LMX"), LMX agreed to assign its 50% interest in the property to the Company. LMX failed to complete the anticipated formal agreement. Accordingly, the Company considers the agreement repudiated by LMX, has demanded repayment of the advance and is seeking legal recourse to recover the funds.

4. SHARE CAPITAL

The authorized share capital of the Company is 50,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

	Number of Shares	Amount $
Balance, February 29, 2000	3,921,090	1,603,334
Shares issued for:		
Cash	3,823,333	709,100
Mineral properties	100,000	22,500
Balance, February 28, 2001	7,844,423	2,334,934
Shares issued:		
Pursuant to exercise of warrants at $0.18	16,667	3,000
Balance, November 30, 2001	7,861,090	2,337,934

Commitments

Share purchase options:

At November 30, 2001 the following share purchase options were outstanding entitling the holder to purchase one common share for each option held:

	#	Weighted Average Price
Options exercisable and outstanding November 30, 2000	744,442	$ 0.19
Options exercisable and outstanding, November 30, 2001	744,442	$ 0.19

AUTERRA VENTURES INC.
NOTES TO THE FINANCIAL STATEMENTS
for the nine months ended November 30, 2001 and 2000
(Unaudited – Prepared by Management)

4. SHARE CAPITAL – CONT'D

At November 30, 2001, the Company has outstanding stock options exercisable to acquire 744,442 shares as follows:

Number of Shares	Price	Expiry Date
20,000	$0.15	December 13, 2001
366,000	$0.15	February 2, 2002
388,442	$0.225	October 3, 2002
744,442		

Subsequent to the period ended November 30, 2001, 20,000 share purchase options expired unexercised.

Share purchase warrants:

At November 30, 2001 the following share purchase warrants were outstanding entitling the holder to purchase one common share for each warrant held:

Number of Shares	Price	Expiry Date
266,667	$0.175	January 18, 2002
3,316,666	$0.18	May 5, 2002
3,583,333		

Subsequent to the period ended November 30, 2001, 266,667 share purchase warrants expired unexercised.

5. RELATED PARTY TRANSACTIONS

a) Management fees of $22,500 (2000 - $22,500) were incurred with a corporation controlled by the President of the Company. An amount of $18,725 (2000 - $Nil) remains as an account payable.

b) Rent of $10,800 (2000 - $10,800), and interest of $2,382 (2000 - $3,107) were incurred with corporation controlled by an Officer of the Company. An amount of $11,248 (2000 - $3,458) remains as an account payable.

c) Legal fees and disbursements of $6,291 (2000 - $98,562) and interest of $1,298 (2000 - $5,045) were incurred with a law firm in which a partner is related to an Officer of the Company. An amount of $4,981 (2000 - $7,398) remains as an account payable.

82-4653

AUTERRA VENTURES INC.

02 MAR 14 AM 8:03

501 - 905 West Pender Street
Vancouver, B.C. V6C 1L6
Telephone: (604) 669-5819
Facsimile: (604) 669-5886
Website: www.auterraventures.com
E-mail: ir@auterraventures.com

Trading Symbol: AUW
January 29, 2002

12g3-2(b): 82-4653
Standard & Poor's Listed

NEWS RELEASE

Auterra Ventures Inc. ("Auterra") is pleased to announce that its unaudited interim financial statements for the period ended November 30, 2001 have been filed. Auterra incurred a net loss of $83,761 for the nine-month period ended November 30, 2001 as compared to a loss of $192,842 for the comparative period in 2000.

AUTERRA VENTURES INC.

Per: ______________________
Raymond Roland, President

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release

82-4658

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Auterra Ventures Inc.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

December 7, 2001

Item 3. **Press Release**

Press Release dated December 7, 2001 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer and Cora Resources Ltd. give an update on the Cairn Property and their joint venture with respect thereto.

Item 5. **Full Description of Material Change**

The Issuer owns the Cairn gold, silver and copper Property located near Northgate Exploration's Kemess gold-copper Mine in the Toodoggone mining area of north central British Columbia. Royal Oak Mines was the Kemess Mine's former operator. Northgate Exploration has been conducting a major exploration program in the vicinity of the mine at the Kemess North Project.

Royal Oak Mines wanted to acquire an interest in the Cairn Property from the Issuer but were unable to meet the Issuer's terms.

The Cairn Property is considered to be highly prospective for gold-silver-copper-zinc. The Kemess North Project is approximately 7 km north of the Kemess Mine.

Northgate Exploration recently announced results from their drill program at the Kemess North Project where significant copper and gold values were intersected over considerable intervals. One drill intercept encountered 248 metres of

0.40% copper and 0.91 grams per ton gold including an interval of 100 metres of 0.60% copper and 1.54 grams per ton gold.

These very encouraging exploration results emphasize the area's potential.

Exploration work on the Cairn Property shows the property's potential to host polymetallic skarn deposits of copper, gold, silver and zinc. Copper values from chip samples collected from the property assayed up to 6.9% copper whereas copper values from grab samples assayed as high as 5.6% copper. Zinc values from chip samples collected assayed up to 1.36% zinc whereas zinc values from grab samples assayed as high as 5.6% zinc.

Northgate Exploration has contacted the Issuer, expressing interest in the Cairn Property. The companies have signed a confidentiality agreement.

Cora Resources holds an option to acquire a 50% interest in the Cairn Property. To earn its interest, Cora must expend $300,000 in exploration expenditures by August 5, 2002. Cora and the Issuer are currently finalizing a revised option agreement respecting the Cairn Property.

The Cairn Property is located approximately 8 km northwest of the Kemess South Mine and 4 km west of the Kemess North Project and consists of 4 crown granted mineral claims containing a total of 83.2 hectares.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 17th day of December, 2001.

Raymond Roland, President

82-4653

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Auterra Ventures Inc.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

02 MAR 14 AM 8:05

Item 2. **Date of Material Change**

January 29, 2002

Item 3. **Press Release**

Press Release dated January 29, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces filing of interim financial statements and summarizes financial results.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that its unaudited interim financial statements for the period ended November 30, 2001 have been filed. The Issuer incurred a net loss of $83,761 for the nine-month period ended November 30, 2001 as compared to a loss of $192,842 for the comparative period in 2000.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 31st day of January, 2002.

Raymond Roland, President

82-4653

[redacted]

December 11, 2001

Beruschi and Company
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Anthony Beruschi

Dear Sirs\Mesdames:

Re: Auterra Ventures Inc. (the "Company")
Investor Relations Agreement - Submission #69509

The Canadian Venture Exchange acknowledges receipt of your letter dated November 13, 2001. We wish to advise that we have received all the necessary information and that we accept the Investor Relations agreement between the Company and Squirrel Productions Ltd. (Sarah Haywood) dated October 15, 2001.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6543 / FAX: (604) 844-7502 / EMAIL: mhaer@cdnx.com.

Yours truly,

Malki Haer
Analyst
Corporate Finance

MH\nl

cc: British Columbia Securities Commission, Attention: Corporate Finance
Auterra Ventures Inc.

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